As filed with the Securities and Exchange Commission on February 13, 2004


                         SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -----------------------

                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

               Morgan Stanley Institutional Fund of Hedge Funds LP
                       (Name of Subject Company (issuer))

               Morgan Stanley Institutional Fund of Hedge Funds LP
                 (Names of Filing Persons (offeror and issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Barry Fink, Esq.
                    Morgan Stanley Investment Management Inc.
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (800) 869-6397
                 (Name, address, and telephone number of person
                        authorized to receive notices and
                       communications on behalf of filing
                                    persons)

                                 with a copy to:

                             Leonard B. Mackey, Jr.
                             Clifford Chance US LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000

                            Calculation of Filing Fee

===============================================================================
Transaction Valuation                                    Amount of Filing Fee
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
$272,710,790.25(a)............................                $22,062.30(b)
===============================================================================

(a) Calculated as the aggregate maximum value of Interests being purchased.
(b) Calculated at $80.90 per $1,000,000 of the Transaction Valuation.
|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: $22,062.30
    Form or Registration No.: Schedule TO
    Filing Party: Morgan Stanley Institutional Fund of Hedge Funds LP
    Date Filed: January 16, 2004
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transactions subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                          Introductory Statement

         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 16, 2004 by Morgan Stanley Institutional Fund of Hedge Funds LP (the "Partnership") relating to an offer to purchase Interests or portions thereof in the Partnership in an amount up to 25% of the net assets of the Partnership from limited partners of the Partnership (the "Limited Partners") at their net asset value (that is, the value of the Partnership's assets minus its liabilities, multiplied by the proportionate interest in the Partnership which a Limited Partner desires to redeem), amends such Issuer Tender Offer Statement on Schedule TO to add the following information in accordance with Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended, and General Instruction I of Schedule TO:

                  The Expiration Date is extended until 12:00 midnight New York time on March 16, 2004, but tenders of Interests must be submitted no later than March 2, 2004, the Notice Date. Further, as a consequence of the extension of the initial offer period, the Valuation Date (the date on which the net asset value of the Interests is calculated for purposes of the Offer) will now be April 30, 2004 (i.e., the last business day of the month following the month in which the Expiration Date occurs).



Item 12.  Exhibits.

         The following materials are hereby filed as additional exhibits to the Fund's Schedule TO:

F Text of communication to the Partnership's Limited Partners, dated and issued on February 13, 2004.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           MORGAN STANLEY INSTITUTIONAL FUND OF HEDGE FUNDS LP



                                  /s/Ronald E. Robison
                           Name:  Ronald E. Robison
                           Title: Executive Vice President

Dated:  February 13, 2004

         [LETTERHEAD OF MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS]


 IF YOU DO NOT WANT TO SELL YOUR LIMITED PARTNERSHIP INTERESTS AT THIS TIME,
                  PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY
                 NOTIFICATION OF THE PARTNERSHIP'S TENDER OFFER.


February 13, 2004

Dear Morgan Stanley Institutional Fund of Hedge Funds LP Limited Partner:

         We are writing to inform you of the extension of the tender offer by Morgan Stanley Institutional Fund of Hedge Funds LP (the "Partnership") and important dates related thereto. If you are not interested in redeeming your limited partnership interests or a portion of your interests in the Partnership ("Interests") at this time, please disregard this notice and take no action.

         The tender offer period, unless further extended or terminated, is extended until 12:00 midnight New York time on March 16, 2004 (the "Notice Date"), but tenders of Interests must be submitted no later than March 2, 2004 (the "Expiration Date"). Further, as a consequence of the extension of the initial offer period, the Valuation Date (the date on which the net asset value of the Interests is calculated for purposes of the Offer) will now be April 30, 2004 (i.e., the last business day of the month following the month in which the Expiration Date occurs).

         Should you wish to tender your Interest or a portion of your Interest for purchase by the Partnership during the tender offer period, please complete and return the Letter of Transmittal that was previously provided to you in the previously provided postage-paid envelope no later than March 2, 2004. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

         All tenders of Interests must be received by Morgan Stanley Alternative Investment Partners LP ("MSAIP"), either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order no later than March 2, 2004.

         If you have any questions, please call Robin Coroniti at MSAIP (610) 260-7600.

Sincerely,

Morgan Stanley Institutional Fund of Hedge Funds LP